NATIONAL SUPERSTARS, INC.

444 Park Forest Way

Wellington, FL 33414

Information Statement

Pursuant To Section 14(f)

of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

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INTRODUCTION

This Information Statement of National Superstars, Inc., a Nevada corporation (hereinafter “National” or the “Company”) is being filed in connection with an anticipated change in all members of the Company’s Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

The Company’s business plan is to seek to acquire a business opportunity through completion of a merger, exchange of stock, or other similar type of transaction. The Company has now identified a business opportunity it wishes to acquire and is prepared to proceed with implementation of its business plan through completion of the proposed acquisition.

This Information Statement is being filed to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the proposed business acquisition, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

The Company has agreed to acquire MSO Medical, Inc., a Delaware corporation (hereinafter “MSO”). This acquisition is referred to herein as the “Merger.” The closing of the Merger will result in a change in control of the Company. As a result, at the time of closing the current officers and directors of the Company will resign, and the out-going directors will appoint persons designated by MSO as successor members of the Board of Directors.

In addition, immediately prior to the closing of the Merger, the Company will merge with and into MSO Holdings, Inc., a Delaware corporation, for the purpose of: (i) changing the Company’s domicile from Nevada to Delaware, (ii) changing the Company’s name from “National Superstars, Inc.” to “MSO Holdings, Inc.,” and (iii) effecting a 200 to 1 reverse stock split. This transaction is referred to herein as the “Reincorporation.” Upon completion of the Reincorporation, MSO Holdings, Inc. will be the publicly traded successor entity and successor in interest to the Company.

As of the date of this Information Statement, the Company has a total of 59,980,000 shares of common stock issued and outstanding. Immediately following the Reincorporation, and as a result of the 200 to 1 reverse stock split the Company will have a total of 367,000 shares of Common Stock issued and outstanding.

At the effective time of the Merger: (i) each outstanding share of common stock of MSO will be converted into the right to receive 1.53690425 shares of Holdings common stock, and (ii) each outstanding share of Series A Convertible Preferred Stock of MSO will be converted into the right to receive 1.53690425 shares of a newly created Holdings Series A Convertible Preferred Stock, which will have substantially identical rights, preferences and privileges as the existing MSO Series A Convertible Preferred Stock.

As of the date of closing of the Merger, MSO will have a total of approximately 4,000,000 shares of its common stock issued and outstanding and approximately 8,173,743 shares of its Series A Convertible Preferred Stock outstanding. Therefore, in order to complete the Merger, the Company will be required to issue a total of approximately 6,147,617 shares of its Common Stock and approximately 12,562,260 shares of its Series A Convertible Preferred Stock to the current stockholders of MSO. This transaction will result in a change in control of the Company.

As a result, at the effective time of the Merger: (i) MSO will become a wholly-owned subsidiary of Holdings, (ii) the existing stockholders of MSO will own approximately 98.5% of the outstanding capital stock of Holdings (calculated on a fully diluted basis), and (iii) the prior stockholders of National Superstars will own approximately 1.5% of the outstanding capital stock of Holdings (calculated on a fully diluted basis).

It is the intention of the parties to complete the closing of the transaction on or before May 31, 2005. However, the obligation of the parties to consummate the proposed transaction remains subject to the satisfaction of certain conditions specified in the definitive documents.

There is no assurance that the proposed transaction will be completed because there is no assurance that the parties will satisfy all of the conditions for closing.

MANAGEMENT

The following persons are the current Directors of the Company:

Name	Age	Position Held and Tenure
Peter Porath	72	Chairman of the Board, President and Chief Executive Officer
Michael Schumacher	54	Treasurer, Secretary, Director and Chief Financial Officer

Peter Porath, Chairman of the Board, President and Chief Executive Officer

Peter Porath has been President and a director of the Company since July 2003. Mr. Porath is currently a director of Sun Vacation Properties Corporation (formerly Commonwealth Equities, Inc.), a public company, and was President from November 2000 until February 2001. Mr. Porath was a director and president of Vacation Ownership Marketing, Inc., a public company) from May 2000 until August 2001. Mr. Porath was a director for Plants For Tomorrow, an environmental mitigation concern through the years from 1989-1991. From 1990 through 2001, Mr. Porath, semi-retired operated a retail magic supply store in Fort Lauderdale, Florida, Merlin’s Festival of Magic. From 1978 to 1979, Mr. Porath was executive vice-president and director of International Resort Properties, Inc., a timesharing company in Hillsboro Beach, Florida where he was responsible for the development of a 20-unit project. Prior to 1978, Mr. Porath was Vice President of Investment Corporation of Florida, a public company, and developer in Wellington and Palm Beach, now a city of 30,000 people. Mr. Porath holds a Bachelor of the Arts Degree in English from Ripon College and a Juris Doctor from De Paul University in Chicago.

Michael Schumacher, Treasurer, Secretary, Director and Chief Financial Officer

Michael Schumacher has been Treasurer, Secretary and a Director of the Company since July 2003. Mr. Schumacher was President and Chairman of the Board of Prime Rate Income and Dividend Enterprises, Inc., a public company, until December 2002. Mr. Schumacher was a director and officer of Sun Vacation Properties Corporation (formerly Commonwealth Equities, Inc.), a public company, from November 2000 until February 2001, and a director and officer of Vacation Ownership Marketing, Inc., a public company) from May 2000 until August 2001. Mr. Schumacher is President, Chairman of the Board, and controlling shareholder of Pride, Inc. and its wholly-owned subsidiaries, including Pride Equities, Inc. Pride, Inc. and its subsidiaries are primarily in the real estate investment business. Mr. Schumacher is also a Director and President of Schumacher & Associates, Inc., a certified public accounting firm located in Denver, Colorado that provides audit services, principally to public companies on a national basis throughout the U.S.A. Mr. Schumacher is a Certified Public Accountant, Certified Management Accountant and an Accredited Financial Planning Specialist. Mr. Schumacher has a Bachelor of the Sciences Degree in Business Administration with a major in accounting from the University of Nebraska at Kearney and a Masters in Business Administration from the University of Colorado.

Each of the directors named above will serve until his successor has been duly qualified and appointed. Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting. Officers hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists. There is no arrangement or understanding between the above-named directors and officers of the Company and any other person pursuant to which any such director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs. In connection with the acquisition of MSO, each of Peter Porath and Michael Schumacher will resign as officers and directors of the Company, and in the process appoint successor directors designated by MSO.

The current directors and officers devote their time to the Company’s affairs on an “as needed” basis which, depending on the circumstances, ranges from two to forty hours per month.

The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

The Company’s board of directors did not hold any formal meetings during the fiscal year which ended September 30, 2004.

Compliance With Section 16(a) of the Exchange Act.

The Company has been advised by its officers, directors and principal shareholders, that as of the date of this Information Statement, they are current in filing all required reports pursuant to Section 16(a) of the Exchange Act.

DESIGNEES AS COMPANY DIRECTORS
AND EXECUTIVE OFFICERS

The following table sets forth the name, age and position of each of the persons expected to be appointed to the Company’s Board of Directors and each of the persons expected to be appointed as an executive officer of the Company following completion of the transaction described herein:

Name	Age	Positions Held and Tenure
Albert J. Henry	67	Chairman, Chief Executive Officer and Director
Steven Straus	48	President, Chief Development Officers and Director
Randolph C. Steer, Ph.D	55	Director
Eugene Terry	66	Director
Tom Mason	50	Chief Financial Officer

Biographical information regarding the persons who will become officers and directors of the Company follows.

Albert J. Henry, Chairman and Chief Executive Officer

Mr. Henry founded his venture capital business, Henry Venture Fund, in 1982, and is currently Chairman of Henry Venture II Limited, a venture capital firm focused on the healthcare industry. In his venture fund activities, Mr. Henry has invested $35 million in 15 different healthcare companies and returned $164 million to investors over twenty years for an annual IRR of 51.7%. He acted as CEO at 6 of those companies.

He is founder of Synergy Pharmaceuticals, which has developed three different technology platforms for three potential drugs targeted at myeloma, colon cancer, ulcerative colitis and AIDS related illnesses.

He was Vice Chairman of IVAC Medical Systems, responsible for IVAC operating performance. IVAC was acquired from Eli Lilly Company for $200 million in a leveraged transaction in December 1994. IVAC was sold for $400 million cash in November 1996, a 500% return on equity over two years after leverage. EBITDA increased from $4 million to $54 million in two years.

Mr. Henry was Director, CFO and Chair of the Executive Committee of IMED, which designed, manufactured and sold the first volumetric infusion pump and was purchased by Warner Lambert in 1982 for $465 million cash. IMED revenues were $125 million and pretax income was $45 million in the year of acquisition.

Steven Straus, President and Chief Development Officer

Steve Straus is President and Chief Operating Officer of MSO Medical, Inc., primarily responsible for day to day operating functions of the company. Mr. Straus joined MSO in December 2003 as Chief Development Officer, was promoted to President in April, 2004 and assumed additional operating roles in March, 2005.

Mr. Straus has worked in the healthcare industry for 27 years in various capacities including board-member, entrepreneur and manager. He was co-founder and VP/General Manager for OR Partners, an ophthalmic single specialty ASC company. He served as Senior Vice President of both Columbia Healthcare Corporation’s Ambulatory Surgery Division and Medical Care America. Steve was also President and COO of the Healthcare Products Group of Jordan Industries, and served in several management capacities at both Baxter Health Corporation and American Hospital Supply Corporation.

Randolph C. Steer, Ph.D., Director

Dr. Steer was formerly Medical Director at Ciba-Geigy Consumer Pharmaceuticals, and Associate Director of Medical Affairs at Marion Laboratories. He is currently an independent consultant to health care companies seeking to treat disease states through pharmaceuticals and interventional therapeutic techniques. Dr. Steer has specific expertise in the analysis and preparation of clinical trial and outcomes data for presentation to consumer groups, institutional insurance and employer groups and the Food & Drug Administration. Dr. Steer has written numerous clinical trial protocols, Investigational New Drug (IND) Applications and New Drug Applications (NDA’s) to treat specific disease states. He joined the MSO board after a fifteen year association with Mr. Henry as corporate director and scientific advisory board member in previous healthcare companies financed by professional venture capitalists.

Eugene R. Terry, Director

Eugene R. Terry has been a director of ProxyMed since August 1995. Mr. Terry is a pharmacist and is a principal of T.C. Solutions, a privately-held investment and financial services consulting firm. Since 2004, Mr. Terry has served as a consultant for MSO Medical, Inc., a bariatric surgery management company. In 2005 Mr. Terry became a director of MSO Medical, Inc. Until 2001, Mr. Terry was a director on the board of In-Home Health, a home healthcare company acquired by Manor Care, Inc. In 1971, Mr. Terry founded Home Nutritional Support, inc. (“HNSI”). In 1984, HNSI was sold to Healthdyne, Inc. HNSI was later sold to the W.R. Grace Group. From 1975 to 1984, Mr. Terry was also founder and Chief Executive Officer of Paramedical Specialties, Inc., a respiratory and durable medical equipment company, which was also sold to Healthdyne, inc. Mr. Terry is a consultant and Board member in MSO and also a director of HCM, a prescription auditing firm.

Tom Mason, Chief Financial Officer

Mr. Mason’s financial experience spans 28 years and includes Chief Financial Officer positions for both publicly held and privately held companies. He has worked in large corporate environments, at both the Corporate level as well as in operating roles, as well as in small start-up entities.

Before joining MSO Medical, Inc., Mr. Mason served as a Chief Financial Officer and Board Member of Centiv, Inc. (NASDAQ: CNTV), a publicly-held marketing services company providing web-enabled point-of-purchase merchandising solutions for consumer package goods manufacturers and major retailers. Prior Chief Financial Officer roles included Telular Corporation (NASDAQ: WRLS), a publicly traded wireless products company and The Segerdahl Corporation, a privately held major commercial printer.

Mr. Mason began his career with KPMG/Peat Marwick as a CPA and subsequently held various finance positions with American Hospital Supply Corporation, a premier healthcare distributor and manufacture, and then held various finance, general management and operating positions with Bell & Howell Company, a provider of software and hardware solutions for the document imaging industry. Mr. Mason received a BS in Accounting from the University of Illinois and is a CPA.

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT

The Company currently has 59,980,000 shares of common stock issued and outstanding. The following table sets forth the number of shares of Common Stock owned of record and beneficially by current executive officers, directors, persons who hold 5% or more of the outstanding Common Stock of the Company and by current officers and directors as a group.

Name and address of Beneficial Owner (1)	Shares Beneficially Owned	Percentage Beneficially Owned
Anthony H. Hoffman	10,000,000	17%
Ventura, CA
Michael Schumacher, beneficially through Pride
Equities, Inc.	30,000,000	51%
Denver, CO
All directors and executive officers as a group
(1 person)	40,000,000	68%

(1)     The Company believes that all persons have full voting and investment power with respect to the shares. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as warrants or options to purchase shares of our common stock.

SECURITY OWNERSHIP OF CERTAIN FUTURE BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth, as of the date of completion of closing of the proposed transaction, the number of shares of common stock and Series A Convertible Preferred Stock of the Company expected to be owned of record and beneficially by persons who are expected to be appointed as directors and executive officers of the Company, by persons who are expected to then hold 5% or more of the outstanding common stock and Series A Convertible Preferred Stock of the Company and all expected future officers and directors as a group.

Name and Address of Beneficial Owner	MSO Shares Owned Before Transaction	Percentage of MSO Shares Before Transaction	Company Shares Owned After Transaction	Percentage of Company Shares After Completion of Transaction
Albert J. Henry	1,000,000 (1)	8.2%	1,536,904	8.0%
Steven Straus	50,000 (2)	*	76,845	*
Randolph C. Stears Ph.D	--	--	--	--
Eugene Terry	--	--	--	--
Tom Mason	--	--	--	--
All Officers & Directors as a Group 5	1,050,000	8.6%	1,613,749	8.5%
in Number)

* less than 1%
(1)     All of such shares are registered in the name of Belusha, LLP, a limited partnership a majority of which is owned by Mr. Henry.
(2)     Consists of 50,000 shares subject to an option exercisable with sixty (60) of May 20, 2005.

For purposes of the foregoing table, it is assumed that the Company will have a total of 6,514,617 shares of Common Stock and a total of 12,562,260 shares of Series A Convertible Preferred Stock issued and outstanding following completion of the proposed transaction. This includes a total of 367,000 presently issued and outstanding shares and assumes that the Company will be required to issue a total of approximately 6,147,617 shares of its Common Stock and 12,562,260 shares of its Series A Convertible Preferred Stock to complete the proposed share exchange transaction.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or director has received any remuneration or compensation from the Company. The Company currently has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees. However, in connection with the acquisition of MSO, the Company will adopt and assume the MSO 2004 Equity Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification of Officers and Directors

As permitted by Nevada law, the Company’s Articles of Incorporation provide that the Company shall indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil, criminal, administrative or investigative proceeding brought against them on account of their being or having been Company directors or officers to the fullest extent permitted by Nevada law unless, in any such action, they are adjudged not to have met the standard of conduct required by Nevada law to make it permissible for the Company to provide indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

As permitted by Nevada law, the Company’s Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director’s liability under federal or applicable state securities laws.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

May 18, 2005